April 22, 2020

Omar Aamar
Chief Executive Officer
SigmaRenoPro, Inc.
Aloni Noa'kh St. 1
Kiryat Motzkin 26402
Israel

       Re: SigmaRenoPro, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed August 30, 2019
           File No. 333-221302

Dear Mr. Aamar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services